# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284169
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 09/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002093911

## Reporting persons
- Athanasios Tsiakmakis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); sole voting power 155,000; shared voting power 0; sole dispositive power 155,000; shared dispositive power 0; aggregate amount beneficially owned 155,000 (14.36% of the class)
  Comment: Ownership as of October 27, 2025. See Item 4(b) for additional details.

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece, 14561

## Item 2. Person Filing
Name of person filing: Athanasios Tsiakmakis
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is Dimokratias 17, Agioi Anargyroi, Athens.
Citizenship: Greece

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page and is incorporated herein by reference.

The information in Row 11 is calculated on the basis of 1,079,208 shares of Common Stock issued and outstanding as of August 31,2025, as reported by the Issuer in the Form F-1 Registration Statement filed by the Issuer with the Securities and Exchange Commission on September 3, 2025.

As of the date of event that required the filing of this Schedule 13G, the Reporting Person may have been deemed to beneficially own more than 5% of the outstanding shares of Common Stock. As of September 17, 2025, the Reporting Person may have been deemed to beneficially own more than 10% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Athanasios Tsiakmakis: /s/ Athanasios Tsiakmakis, Athanasios Tsiakmakis (10/28/2025)